Mail Stop 3720

September 28, 2006

Gary Hokkanen
Chief Financial Officer
Wireless Age Communications, Inc.
6200 Tomken Road, Unit A
Mississauga, ON L5T 1X7
Canada

> **Re:** **Wireless Age Communications, Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 1, 2006**
> **File No. 333-137080**

Dear Mr. Hokkanen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that the registration statement concerns Barron Partners' offer of an amount of your common stock underlying the Series A Preferred Stock and related warrants that is approximately 70% of the amount of your outstanding common stock as of September 15, 2006. Given the nature and size of the transaction being registered, advise the staff in your response letter of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.   Tell us in your response letter whether you are registering for resale the shares that you may issue in payment of, or underlying other securities in payment of, penalties or liquidated damages to any of the selling stockholders. As only one example, we note the Barron Partners preferred stock purchase agreement allows you to substitute shares of common stock for cash in penalties under particular circumstances, and the Barron Partners registration rights agreement describes preferred stock payment of liquidated damages under particular circumstances.

Risk Factors, page 7

Our Lines of Credit May Not Be Sufficient to Finance Operations…, page 8

3.   So that investors may realize the magnitude of the risk, also discuss the extent to which the covenants and terms of the preferred stock agreement with Barron Partners limit your ability to incur additional or other kinds of financing.

There are Minimum Operating Performance Requirements…, page 9

4.   When you reference the Series A Preferred Shares here and throughout the prospectus, disclose that the initial conversion price is $0.14 per share. Similarly disclose the exercise prices of the warrants. Also clarify the amount of the reduction to the conversion price if you earn between $0.006 and $0.012 per share from continuing operations but before non-recurring items for the year ended December 31, 2006. Currently, your disclosure only quantifies the reduction in the event your earnings per share are equal to or less than $0.006. Furthermore, clarify how the proportionate reduction adjustment works.

5.   Revise this risk factor to make clear that conversion of the Series A Preferred Shares and the exercise of warrants will likely cause dilution, regardless of any reduction in the conversion or exercise prices. Also explain that a reduction in the conversion or exercise prices will increase the dilution to the currently outstanding shares of common stock. Further revise to disclose that issuing the shares upon conversion of the preferred stock and upon exercise of some of the warrants may have a depressive effect on your stock price.

Use of Proceeds, page 19

6.   Discuss how you used or intend to use the $1,000,000 proceeds you received from the private placements of the Series A Preferred Shares and warrants. Also disclose the fees you paid to the selling stockholder and its affiliates in connection with the private placements so that investors may understand the net proceeds to you.

7.   Disclose in more particular terms how you plan to use any cash proceeds you might receive from the conversion of the Series A Preferred Shares and the exercise of the warrants for "retirement of debt" and "working capital."

Selling Stockholders, page 20

8.   Tell us in your response letter whether any of Barron Partners, Max Communications, Dunwoody Asset Management, or Resource Horizons Group is an affiliate of the other.

9.   Tell us in your response letter how you determined that Barron Partners beneficially owns "41.3%" of your outstanding common stock, as you state in the table on page 21, particularly in light of the 4.9% ownership limitation contained in the Preferred Stock Purchase Agreement.

Off-Balance Sheet Arrangements, page 50

10.   Revise to clarify that you cannot provide any assurance that the selling stockholders will convert the preferred stock or exercise the warrants and that you will receive $5.6 million in proceeds.

Where You Can Find More Information, page 68

11.   Note that the address of our reading room is 100 F Street, N.E., Washington, D.C. 20549. Please revise your disclosure accordingly.

Signature page

12.   Identify, such as by parenthetical, your principal accounting officer, as your principal accounting officer's or controller's signature to the registration statement is required by Form SB-2.

Exhibits

13.   File the preferred stock certificate of designations.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3833 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief